Filed by The South Financial Group, Inc.
                                                  Pursuant to Rule 425 under the
                                             Securities Act of 1933, as amended,
                                        and deemed filed pursuant to Rule 14a-12
                                      under the Securities Exchange Act of 1934.

                                           Subject Company:  Florida Banks, Inc.
                                                   Commission File No. 333-50867







                    THE SOUTH FINANCIAL GROUP [LOGO OMITTED]


                                 acquisition of


                       FLORIDA BANKS, INC. [LOGO OMITTED]



                   Dynamic lending in Florida growth markets



                                 March 18, 2004

Forward-Looking Statements and
Non-GAAP Financial Information

The forward-looking statements being made today are subject to risks and uncertainties. TSFG's actual results may differ materially from those set forth in such forward-looking statements. These statements include, but are not limited to, factors that may affect earnings, return goals, expected financial results for mergers, estimates of merger synergies and merger-related charges, and credit quality assessment. Reference is made to TSFG's reports filed with the Securities and Exchange Commission for a discussion of factors that may cause such differences to occur. TSFG undertakes no obligation to release revisions to these forward-looking statements or reflect events or circumstances after today's presentation.

This presentation contains certain non-GAAP measures, which TSFG management uses in its analysis of TSFG's performance. TSFG believes presentations of financial measures excluding the impact of these items provide useful supplemental information and better reflect its core operating activities. Management uses operating earnings, in particular, to analyze on a consistent basis and over a longer period of time, the performance of which it considers to be its core banking operations.

TSFG also provides data eliminating intangibles and related amortization in order to present data on a "cash basis." Operating earnings adjust GAAP information to exclude the effects of non-operating items, such as merger-related costs, gains or losses on asset sales, and non-operating expenses. Cash basis items exclude intangibles and their amortization. The limitations associated with utilizing operating earnings and cash basis information are the risk that persons might disagree as to the appropriateness of items comprising these measures and different companies might calculate these measures differently. Management compensates for these limitations by providing detailed reconciliations between GAAP information and operating earnings. These disclosures should not be viewed as a substitute for GAAP operating results. A reconciliation of GAAP results and non-GAAP performance measures is provided on our web site, www.thesouthgroup.com, in the Investor Relations section under Financial Information.

                              Transaction Overview

Transaction summary



Implied value per FLBK common share(1):        $22.84

Aggregate transaction value(1):                Approximately $169 million

Form of consideration:                         100% common stock

Exchange ratio:                                Fixed at 0.770x TSFG shares per FLBK share

Board representation:                          1 FLBK director to join TSFG Board of Directors

Expected closing:                              July 2004; simultaneously with the CNB closing

Break-up fee:                                  $5 million

Walk-away provision:                           Double trigger: TSFG declines 10% relative to an index and 15% absolute, with TSFG retaining right to fill gap

Other terms:                                   Identified cost savings - approximately $8.0 million pre-tax fully-phased in by 2005
                                               (represents approximately 25% of FLBK's cash non-interest expense base)

                                               Identified funding savings - approximately $4.6 million pre-tax fully-phased in by
                                               2007

                                               Anticipated merger-related costs of $3.5 million
                                               Estimated direct acquisition costs (including other identifiable intangibles) of
                                               $19.4 million

Due diligence:                                 Completed

Required approvals:                            Regulatory (Federal Reserve, FDIC, State of Florida),
                                               FLBK shareholders

(1) Based on TSFG's March 17, 2004 closing stock price of $29.66 per share; Deal value excludes 291,500 FLBK common shares and $5mm of Florida Banks preferred stock already owned by TSFG


Creating value for TSFG shareholders


|_|      Consistent with TSFG's stated disciplined approach to acquisitions:
         |X| Accretive to cash EPS in the first full year
         |X| Advances 3-year goals
         |X| In-market transaction with low execution risk
         |X| Neutral to capital ratios
         |X| Conservative assumptions with meaningful upside

|_| Florida Banks operates in Florida's key high growth metropolitan markets with superior business growth dynamics

|_|      Excellent fit with TSFG's recently announced acquisition of CNB
         - Florida Banks and CNB combined represent 14% of the pro forma Company's assets

|_| Combines a unique, high-touch lending platform with TSFG's enhanced scale, distribution and product suite

|_| Upon completion of the CNB and Florida Banks transactions, 39% of the Company's total deposits will be in high growth Florida markets

|_|      Integration risk is minimal
         - TSFG, Florida Banks and CNB all have similar cultures and banking philosophies
         - Florida Banks and CNB are complementary rather than overlapping
         - Florida Banks and CNB are both on the same operating system
         - TSFG is an experienced and proven integrator

Who is Florida Banks?

|_| Founded in 1997, Florida Banks is a $944mm asset bank headquartered in Jacksonville, Florida

|_|      TSFG and Florida Banks have a longstanding relationship
         -  TSFG has been an investor in Florida Banks since its inception

|_| Florida Banks' strategy has been to expand in Florida's high-growth metropolitan markets through the development of 1 or 2 full-service "financial centers" in each target market
         - Florida Banks has assembled a core team of high caliber lenders with decades of experience gained at Florida's biggest and most successful banking institutions
         - Florida Banks leverages its experienced bankers and high-touch, personalized service to penetrate the small to medium size businesses in each target market
         - Florida Banks' strategy has lent itself to the creation of a commercial loan engine with secondary focus on additional products

|_| Florida Banks has successfully executed its strategy in five of the six largest banking markets in Florida

|_| In October 2002, after rapid success in commercial lending, Florida Banks launched a mortgage business to complement its commercial lending strength

Focused on Florida's key high-growth metropolitan markets


[MAP OMITTED]



Business expansion in FLBK markets
----------------------------------

                        10 year
                     population     Private business    10 year private
                         growth       establishments  employment growth
-------------------------------------------------------------------------
  U.S.                   13.1%            7,008,444              18.4%
  Florida                23.5               424,089              29.3
  FLBK markets           22.4               169,191              31.0
-------------------------------------------------------------------------




Top 10 Florida MSAs by population
----------------------------------

                                                 Growth(1)
                                     ------------------------------------
 Rank   MSA                          Population   Household  Per capita FLBK
                                                               income  presence
--------------------------------------------------------------------------------
  1      Tampa-St. Petersburg              8.1%       8.2%       15.9%     X
  2      Miami                             7.3        5.8        11.0
  3      Orlando                          14.3       14.0        13.3      X
  4      Fort Lauderdale                   9.2        7.1        11.7      X
  5      West Palm Beach-Boca Raton       10.2        9.7        12.7      X
  6      Jacksonville                     10.0       10.9        16.7      X
  7      Sarasota-Bradenton               10.0       10.8        14.2
  8      Daytona Beach                    10.3       11.0        12.7
  9      Lakeland-Winter Haven             9.5       10.1        14.9
  10     Melbourne-Titusville-Palm         8.7       10.7        14.6
         Bay
         Southeast(2) average              7.1%       8.3%       15.8%
         U.S. average                      5.3%       6.0%       14.7%
--------------------------------------------------------------------------------


Source: US Census Bureau, SNL Financial, Claritas
(1) Growth figures projected for the period 2003 - 2008
(2) Includes AL, FL, GA, MS, NC, SC, TN, VA

Augments TSFG's strong Northeast/Central Florida presence


Florida
-------
                                                                       Percent
                                                      Total    Total     of
                                                     deposits  market   parent
                                             Branch  in market share   deposits
 Rank   Institution                          count     ($mm)    (%)      (%)
--------------------------------------------------------------------------------
 1      Bank of America                        730    $54,233  20.2%    10.6%
 2      Wachovia                               640     40,008  14.9     20.3
 3      SunTrust                               424     29,396  11.0     39.5
 4      SouthTrust                             283     10,949  4.1      34.6
 5      Washington Mutual                      149     10,369  3.9      7.7
 6      Regions Financial                      145      6,907  2.6      12.8
 7      AmSouth                                190      6,559  2.5      23.1
 8      Golden West                             47      5,751  2.1      12.8
 9      Citigroup                               35      5,468  2.0      3.0
 10     Ohio Savings Financial                  15      4,983  1.9      60.3
 11     Colonial                               122      4,835  1.8      49.1
 12     Ocean Bankshares                        22      3,704  1.4      100.0
 13     Northern Trust                          28      3,324  1.2      23.7
 14     BB&T                                    91      3,158  1.2      4.8
 15     BankUnited Financial                    42      3,155  1.2      100.0
 16     BankAtlantic Bancorp                    73      2,905  1.1      100.0
 (17)   Pro forma                               57      2,889  1.1      39.3
 17     First Natl Bkshs of FL                  60      2,741  1.0      100.0
 18     Mercantil Servicios                     10      2,497  0.9      99.9
 19     Fidelity Bankshares                     42      2,277  0.9      100.0
 20     The South Financial Group               50      2,120  0.8      32.2
 35     Florida Banks                            7        769  0.3      100.0
--------------------------------------------------------------------------------

Northeast/Central Florida(1)
----------------------------
                                                                       Percent
                                                      Total    Total     of
                                                     deposits  market   parent
                                             Branch  in market share   deposits
 Rank   Institution                          count     ($mm)    (%)      (%)
--------------------------------------------------------------------------------
 1      Bank of America                        332    $23,651  23.3%    4.6%
 2      Wachovia                               288     16,748  16.5     8.5
 3      SunTrust                               241     16,174  15.9     21.7
 4      SouthTrust                             158      5,895  5.8      18.6
 5      AmSouth                                127      4,120  4.1      14.5
 (6)    Pro forma                               55      2,819  2.8      37.4
 6      Colonial                                68      2,440  2.4      24.8
 7      The South Financial Group               50      2,120  2.1      32.2
 8      BB&T                                    55      2,042  2.0      3.1
 9      Golden West                             11      1,725  1.7      3.8
 10     Washington Mutual                       41      1,720  1.7      1.3
 11     Regions Financial                       35      1,419  1.4      2.6
 12     Alliance Capital                         4      1,240  1.2      100.0
 13     First Natl Bkshs of FL                  35      1,073  1.1      39.1
 14     Compass                                 32      1,042  1.0      6.8
 15     Third FS&LA                              5        876  0.9      12.1
 16     Raymond James                            1        804  0.8      100.0
 17     Florida Banks                            5        698  0.7      90.8
 18     FFLC Bancorp                            15        691  0.7      100.0
 19     Synovus Financial                       15        620  0.6      3.9
 20     Alabama National                        16        549  0.5      16.8

--------------------------------------------------------------------------------


 98% of TSFG's pro forma Florida deposits are in its targeted Northeast/Central
                                 Florida markets

Source: SNL Financial
Note: Deposits and market shares as of June 30, 2003, pro forma for acquisitions
      (TSFG stand-alone is pro forma for the pending acquisition of CNB>
(1) Includes counties of Alachua, Baker, Bradford, Citrus, Clay, Columbia, Dixie, Duval, Flagler, Gilchrist, Hamilton, Hernando, Hillsborough, Lafayette, Lake, Levy, Marion, Nassau, Orange, Osceola, Pasco, Pinellas, Polk, Putnam, Seminole, St. Johns, Sumter, Suwannee, Union, Volusia

Florida Banks' superior strategic fit with TSFG

|_| Hillsborough county (Tampa) is a great example of how well TSFG's existing branch network surrounds FLBK's financial centers

|_| In addition to Tampa, this will also be the case in Jacksonville, Orlando and Gainesville


[MAP OMITTED}

TSFG delivers:
|_|      Convenient branch network
|_|      A variety of deposit products tailored to meet customer needs
|_|      Cash management and other ancillary business services
|_|      Greater support network


A superior Florida banking experience

FLBK delivers:
|_|      Experienced, high-profile lending officers
|_|      High-touch service catering to the business community
|_|      Strategically located financial/corporate banking centers
|_|      Scaleable mortgage platform



Source:  SNL Financial

The fit is evident across all of TSFG's key markets

Tampa
-----

[MAP OMITTED]

Tampa MSA
---------

                            Branch  Deposits  Market
 Rank   Institution          count   ($mm)  share(%)
---------------------------------------------------
   1     Bank of America      118    8,980    24.9
   2     Wachovia              97    4,752    13.2
   3     SunTrust              87    4,727    13.1
   4     SouthTrust            56    2,803     7.8
   5     AmSouth               58    2,529     7.0
   6     Golden West            9    1,509     4.2
   7     BB&T                  31    1,343     3.7
  (8)    Pro forma             20    1,076     3.0
   8     Colonial              23      914     2.5
   9     Third FS&LA            5      876     2.4
  10     First Natl Bkshs      29      831     2.3
         of FL
  11     Raymond James          1      804     2.2
  12     The South             18      626     1.7
         Financial Group
  15     Florida Banks          2      450     1.3
---------------------------------------------------


Jacksonville
------------

[MAP OMITTED]

 Jacksonville MSA
-----------------

                            Branch  Deposits  Market
 Rank   Institution          count   ($mm)  share(%)
---------------------------------------------------
   1     Bank of America       47    5,264    31.9
   2     Wachovia              52    4,799    29.1
   3     Alliance Capital       4    1,240     7.5
   4     SunTrust              17      944     5.7
   5     Compass               25      808     4.9
   6     SouthTrust            28      793     4.8
   7     AmSouth               19      358     2.2
  (8)    Pro forma              6      326     2.0
   8     Prosperity Banking     8      257     1.6
   9     The South              5      232     1.4
         Financial Group
  10     First Guaranty         6      228     1.4
         B&TC
  11     Atlantic Coast         6      198     1.2
         Federal
  12     Jacksonville           3      152     0.9
         Bancorp
  17     Florida Banks          1       94     0.6
---------------------------------------------------


Gainesville, Ocala, Orlando
---------------------------

[MAP OMITTED]

                            Branch  Deposits  Market
 Rank   Institution          count   ($mm)  share(%)
---------------------------------------------------
   1     SunTrust              68    6,805    24.5
   2     Bank of America       90    5,305    19.1
   3     Wachovia              63    3,558    12.8
   4     Washington Mutual     30    1,276     4.6
   5     Colonial              24    1,097     4.0
   6     AmSouth               37      952     3.4
   7     SouthTrust            39      949     3.4
  (8)    Pro forma             13      761     2.7
   8     The South             11      607     2.2
         Financial Group
   9     FFLC Bancorp          11      583     2.1
  10     Villages Bancorp       5      415     1.5
  11     Alabama National      10      343     1.2
  12     Southern Community     6      323     1.2
  30     Florida Banks          2      154     0.6
---------------------------------------------------

Source:  SNL Financial
Note:  Deposits and market share as of June 30, 2003, pro forma for acquisitions

TSFG's overall geographic mix:  Now 39% in Florida

Loans
-----


TSFG - current
--------------

South Carolina  63.5
Florida         22.7
North Carolina  13.8


Pro forma with CNB and FLBK
---------------------------

South Carolina  50%
Florida         39%
North Carolina  11%






Deposits
--------

TSFG - current
--------------

South Carolina  62%
Florida         24%
North Carolina  14%


Pro forma with CNB and FLBK
---------------------------

South Carolina  49%
Florida         39%
North Carolina  11%


Source: Federal Reserve

Florida Banks' demographic fit with TSFG:  Superior growth characteristics


Project household growth
------------------------

Ocala           14%
Jacksonville    10.9%
Gainesville     10.8%
West Palm       10.2%
Ft. Lauderdale   9.2%
Tampa            8.2%
Florida         10%
TSFG Florida    10.4%
TSFG             9.5%


Southeast median 8.2% (1)
U.S. median 6.0%

Source: SNL Financial, Claritas
Note: TSFG's projected household growth is deposit weighted by county; growth figures for 2003 - 2008
(1) Includes AL, FL, GA, MS, NC, SC, TN, VA

Florida Banks' robust and geographically diverse loan growth


         Tampa      Jacksonville  Pinellas   Broward       Ocala  Gainesville  Palm Beach
1999       72            47          7.5        6                      23
2000       94            78         17         30            21        41
2001      104            97         54         53            48        44
2002      112           116         81         79            72        68         11
2003      126           134         92        118           115        98         27



1999 - 2003 total asset CAGR = 44.2%


Source: Company documents

Florida Banks' outstanding ESP growth trend


FLBK stand-alone historical EPS (fully-diluted GAAP)

1999    -0.32
2000    -0.19
2001     0.1
2002     0.2
2003     0.62



Source:  Company filings

Funding has been a constraint on Florida Banks' performance

|_| FLBK's lack of a branch network has made traditional deposit gathering more difficult and less of a focus
|_| As a result, FLBK has funded a significant amount of its growth through brokered CDs which are meaningfully more expensive than TSFG's and peers' cost of funds
|_| By overlaying TSFG's branch network around FLBK's financial centers, FLBK will have access to an attractive, in-market core funding source
|_| In addition, TSFG's scale and more sophisticated treasury area allows for greater access to less expensive funding and enhanced investment optionality


Funding savings ($mm)
---------------------
                                                       2003 Q4
---------------------------------------------------------------
   Deposit costs:
     FLBK                                               2.20%
     FLBK peer(1) average                               1.58%
     TSFG                                               1.63%

   Difference in cost of deposits:
     FLBK vs. TSFG average                              0.57%
     FLBK's average deposits                           $804.1

   Funding savings:
     Annual run rate savings                             $4.6



Estimated savings realization
-----------------------------

                          2005(2)          2006          2007
---------------------------------------------------------------
   Phase-in                33%             67%           100%
---------------------------------------------------------------


Source: Company filings, SNL Financial
(1) Peers include Capital City Bank Group (CCBG), Centerstate Banks of Florida
    (CSFL), Commercial Bankshares (CLBK), Pointe Financial Corporation (PNTE), Seacoast Banking (SBCF), and TIB Financial (TIBB)
(2) Approximately $120 million of brokered CDs mature or are callable before year-end 2005 with an average cost of approximately 3.00%

Eliminating the funding constraint reveals another compelling aspect of the combination



                                               FLBK stand-alone         New funding structure
                                               ----------------         ---------------------

 Net interest margin                               3.19%                      3.71%

 Non-interest income to revenue                    32.5%                      29.3%

 Efficiency ratio                                  75.9%                      68.4%

 ROAA                                              0.56%                      0.87%

 ROAE                                              9.2%                       14.3%


 4th quarter net income annualized                 $5.3mm                     $8.2mm



Source:  Company filings, SNL Financial
Note:  Both cases exclude the impact of preferred dividends

TSFG remains price disciplined


                                                                            Recent Florida transactions
                                               ----------------------------------------------------------------------------
                                                             South-                                    Alambam
                                TSFG/                        Trust/                                    National/
                               Florida          TSFG/        Florida       Colonial/       BB&T/        Indian     Synovus/
                                Banks            CNB          First          P.C.B.      Republic        River     Peoples
                                -----            ---          -----          ------      --------        -----     -------
 Price to forward EPS          26.4x(1)        19.9x(1)       26.6x(3)        NA          36.1x(1)     19.9x(3)    21.0x(3)
                               17.4x(2)

 Price to tangible               2.90x           3.08x         1.59x         4.16x          2.20x        2.89x       4.56x
 book value

 Price to assets                 17.9%           19.8%         18.8%         21.5%          15.7%        21.8%       33.7%

 Price to deposits               23.0%           21.6%         27.9%         27.1%          20.0%        27.8%       41.2%





(1) Assumes median forward I/B/E/S EPS estimate; FLBK's estimate has been adjusted to exclude the preferred dividend and the issuance of additional equity assumed by one covering analyst
(2) Assumes run-rate funding structure from page 15
(3) Based on forward EPS estimates assumed in the fairness opinions as published in the S-4 filings for each respective transaction

Financial assumptions

|_|      Due diligence has been completed

|_|      Transaction targeted to close in July 2004

|_|      Approximately $8.0 mm pre-tax merger cost savings (25%); 100% realized by 2005
         |X|      Salaries and benefits:            $4.8 mm
         |X|      Data processing / FFE:            $1.6 mm
         |X|      Other operating:                  $1.6 mm

|_| Change in funding mix resulting in approximately $4.6 mm in additional pre-tax earnings as outlined; phased in 33% in 2005, 67% in 2006, and 100% in 2007 due to CD maturity schedules

|_|      Excludes impact of revenue enhancements

|_| Estimated merger-related costs of $3.5 mm and direct acquisition costs (including other identifiable intangibles) of $19.4 mm Merger-related costs:
         |X|      Systems conversion                $1.8 mm
         |X|      Other merger-related costs        $1.7 mm
         Direct acquisition costs:
         |X|      Employment contracts              $7.3 mm
         |X|      Non-compete agreements            $3.5 mm
         |X|      Real estate lease buyouts         $3.5 mm
         |X|      Systems contract terminations     $3.3 mm
         |X|      Professional fees & severance     $1.8 mm

|_| Core deposit premium of 2.2%; core deposit intangibles amortized over 10-year period using the sum-of-the-years digits method

|_| Approximately 5.7mm TSFG shares issued in the transaction assuming cancellation of 291,500 common shares and $5mm of preferred stock owned by TSFG

Financial impact

                                                          2005          2006

Pro forma results ($mm, except per share data)

 Stand-alone net income
     TSFG(1)                                             $141.5         $154.2
     FLBK(2)                                                7.6            9.1
                                                         ------         ------
     Pro forma net income                                $149.0         $163.3

 Transaction adjustments (net of tax)
     Add: merger cost savings                              $5.9           $6.2
     Subtract: core deposit amortization                    1.1            1.0
     Subtract: other identifiable amortization              0.5            0.5
     Subtract: dividend from preferred interest             0.2            0.2
                                                         ------         ------
     Adjusted pro forma GAAP net income                  $153.2         $167.8

 Cash adjustments (net of tax)
     New amortization                                      $1.6           $1.5
     Existing amortization                                  4.5            4.5
                                                         ------         ------
     Adjusted pro forma cash net income                  $159.3         $173.8

 Pro forma share count                                     71.5           71.5

 Pro forma GAAP EPS                                       $2.14          $2.35
    Stand-alone TSFG GAAP EPS                             $2.15          $2.34
 Pro forma cash EPS                                       $2.23          $2.43
    Stand-alone TSFG cash EPS                             $2.22          $2.41

--------------------------------------------------------------------------------
 GAAP accretion                                            (0.3%)          0.2%
 Cash accretion                                             0.4%           0.8%
--------------------------------------------------------------------------------


(1) Based on First Call consensus estimates of $2.15 in 2005 and $2.34 (using consensus long-term growth) in 2006 multiplied by 65.8 million fully diluted shares
(2) Based on median of published net income estimates for 2005; 2006 assumes 20% growth on 2005 net income figure; both years are adjusted to exclude preferred dividends

Financial impact - with funding change


Pro forma results ($mm, except per share data)

                                                      2005(3)           2006(3)
                                                      -------           -------
 Stand-alone net income
     TSFG(1)                                           $141.5           $154.2
     FLBK(2)                                              7.6              9.1
                                                       ------           ------
     Pro forma net income                              $149.0           $163.3

 Transaction adjustments (net of tax)
     Add: merger cost savings                            $5.9             $6.2
     Add: funding change                                  1.1              2.2
     Subtract: core deposit amortization                  1.1              1.0
     Subtract: other identifiable amortization            0.5              0.5
     Subtract: dividend from preferred interest           0.2              0.2
                                                       ------           ------
     Adjusted pro forma GAAP net income                $154.2           $170.0

 Cash adjustments (net of tax)
     New amortization                                    $1.6             $1.5
     Existing amortization                                4.5              4.5
                                                       ------           ------
     Adjusted pro forma cash net income                $160.3           $176.0

 Pro forma share count                                   71.5             71.5

 Pro forma GAAP EPS                                     $2.16            $2.38
    Stand-alone TSFG GAAP EPS                           $2.15            $2.34
 Pro forma cash EPS                                     $2.24            $2.46
    Stand-alone TSFG cash EPS                           $2.22            $2.41

--------------------------------------------------------------------------------
 GAAP accretion                                           0.3%             1.5%
 Cash accretion                                           1.1%             2.1%
--------------------------------------------------------------------------------


(1) Based on First Call consensus estimates of $2.15 in 2005 and $2.34 (using consensus long-term growth) in 2006 multiplied by 65.8 million fully diluted shares
(2) Based on median of published net income estimates for 2005; 2006 assumes 20% growth on 2005 net income figure; both years are adjusted to exclude preferred dividends
(3) Assumes $4.6mm incremental pre-tax earnings based on funding savings phased in 33% in 2005 and 67% in 2006

                          Background on Florida Banks

History


Assets ($mm)

2003    $944
2002    $756
2001    $522
2000    $373
1999    $218
1998    $114



1998 - $114MM - Completed IPO; acquired First National Bank of Tampa; opened
                Jacksonville Financial Center


1999 - $218MM - Opened Financial Centers in Gainsville, Ft. Lauderdale and St.
                Petersburg


2000 - $373MM - Opened Ocala Financial Center; 1st Profitable Quarter


2001 - $522MM - Completed $7MM Preferred Stock Private Placement


2002 - $756MM - Opened Mortgage Division; West Palm Beach LPL; $5MM Private
                Placement


2003 - $944MM - Conversion of West Palm Beach to Full Financial Center;
                Record Profitability



      Jacksonville                  Gainesville                        Tampa
     Don D. Roberts,               Mark D. Walker,                Douglas A. Tuttle,
        President                     President                      President
---------------------------    --------------------------    ----------------------------------

Anchor city:   Jacksonville    Anchor city:   Gainesville    Anchor city:   Tampa

Heritage firm: Barnett         Heritage firm: Barnett        Heritage firm: SouthTrust, Barnett

Deposits:      $125.2mm        Deposits:      $89.6mm        Deposits:      $242.0mm

Loans:         $127.8mm        Loans:         $95.2mm        Loans:         $127.4mm




        Pinellas County               Broward County                  Marion County
         David Rupple,                 David Seleski,               Thomas D. Ingram,
           President                     President                      President
-----------------------------   -----------------------------    -------------------------

Anchor city:   St. Petersburg   Anchor city:   Ft. Lauderdale    Anchor city:   Ocala

Heritage firm: SouthTrust       Heritage firm: SouthTrust        Heritage firm: SouthTrust

Deposits:      $839.mm          Deposits:      $68.8mm           Deposits:      $101.2mm

Loans:         $87.1mm          Loans:        $112.0mm           Loans:         $110.4mm




   Florida Banks Mortgage
       Mark F. Johnson,
           President
----------------------------------

Anchor city:   NM

Heritage firm: Homeside Lending



Source:  Company filings
Note: Palm Beach office currently reports to Broward County President David Seleski with loans of $26.0mm and deposits of $11.7mm; Loan and deposit data as of December 31, 2003

Summary market share by county



Deposit totals in ($mm)

                                                  Market                              Total                               % of
  County                      City              share rank     Branch count     deposits in market     Market share   total deposits
  ------                      ----              ----------     ------------     ------------------     ------------   --------------
  Hillsborough, FL            Tampa                 8              1                 $378.5                 2.9%           49.2%
  Duval, FL                   Jacksonville         14              1                   94.5                 0.7            12.3
  Marion, FL                  Ocala                 9              1                   82.5                 2.6            10.7
  Alachua, FL                 Gainesville          11              1                   71.6                 3.4             9.3
  Pinellas, FL                St. Petersburg       22              1                   71.4                 0.4             9.3
  Broward, FL                 Ft. Lauderdale       33              1                   62.0                 0.2             8.1
  Palm Beach, FL              Palm Beach           52              1                    8.7                 0.0             1.1
------------------------------------------------------------------------------------------------------------------------------------





Source: SNL Financial
Note: Deposit data as of June 30, 2003 and pro forma for recent transactions

Summary balance sheet


($000)



                                                 2000                2001              2002              2003
                                                 ----                ----              ----              ----
 Balance sheet
 -------------
 Cash and balances due                           $43,688             $73,989           $89,480          $112,130
 Investment securities                            36,757              38,886            53,652            56,886
 Net loans                                       282,015             396,752           597,866           748,029
 Intangible assets                                     0                   0                 0                 0
 Other assets                                     10,337              12,696            15,068            27,416
    Total assets                                 372,797             522,323           756,066           944,461

 Deposits                                        305,240             451,249           664,910           796,613
 Other liabilities                                29,001              19,113            21,719            90,054
    Total liabilities                            334,241             470,362           686,629           886,667

 Total mezzanine                                       0               5,819            16,473                 0
    Total equity                                  38,556              46,142            52,964            57,794
    Total liabilities and equity                $372,797            $522,323          $756,066          $944,461
------------------------------------------------------------------------------------------------------------------






Source:  Company filings

Summary income statement

($000)



                                                2000             2001             2002               2003
                                                ----             ----             ----               ----
 Interest income                               $23,766          $31,380          $34,927            $43,568
 Interest expense                               13,711           16,548           15,584             16,891
 Net interest income                            10,055           14,832           19,343             26,677

 Provision                                       1,912            1,889            3,026              2,936

 Non-interest income                             1,011            1,974            4,044             15,603
 Non-interest expense                           10,886           13,693           18,005             32,198

 Pre-tax income                                (1,732)            1,298            2,352              7,146
 Income taxes                                    (652)              490              885              2,490
 Net income                                    (1,080)              808            1,467              4,656
 Preferred dividends                                 0              250              140                250
 Net income to common                         ($1,080)             $558           $1,327             $4,406

 Diluted shares (mm)                               5.7              5.7              6.5                7.1
 Diluted EPS                                   $(0.19)            $0.10            $0.20              $0.62
-------------------------------------------------------------------------------------------------------------




Source:  Company filings

Summary asset quality


 Allowance                                  2000                  2001                  2002               2003
 ---------                                  ----                  ----                  ----               ----
    Beginning balance                      $1,858                $3,511                $4,692             $7,263
    Provision                               1,912                 1,889                 3,026              2,936
    Charge-offs                             (401)                 (828)                 (486)            (1,187)
    Recoveries                                142                   120                    31                 45
    Acquisitions                                0                     0                     0                  0
    Ending balance                         $3,511                $4,692                $7,263             $9,057

 Ratios                                      2000                  2001                  2002               2003
 ------                                      ----                  ----                  ----               ----
    NPAs/loans + OREO                       0.54%                 1.06%                 0.94%              0.63%
    Reserves to NPLs                         227%                  312%                  161%               347%
    Reserves to loans                       1.23%                 1.17%                 1.32%              1.31%
    NCOs to average loans                   0.12%                 0.21%                 0.09%              0.19%
-------------------------------------------------------------------------------------------------------------------




Source: Company filings

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ANY INVESTMENT OR OTHER DECISIONS.  ADDITIONAL IMPORTANT INFORMATION IS PROVIDED
AT THE END OF THIS DOCUMENT.


OPERATOR:
Good morning and welcome to The South Financial Group's announcement of its Florida Banks' acquisition. All participants will be placed in a listen-only mode until the question and answer session. This conference is being recorded at the request of The South Financial Group. If you have any objections you may disconnect at this time. I would like to introduce your conference host, Ms. Mary Gentry, Director of Investor Relations of The South Financial Group. Ms. Gentry you may begin.


MARY GENTRY:
Good morning and thank you for joining us. This morning Mack Whittle, our Chief Executive Officer, will summarize the acquisition of Florida Banks, the strategic reasons behind it and the financial impact. We will follow Mack's remarks with an analyst question and answer session. Bill Hummers, our Chief Financial Officer and Mike Sperry our Chief Credit Officer are also with us and available for questions. Presentation slides which accompany this morning's remarks are available with our webcast, or in the investor relations section of our website under presentations. Before we begin, I want to remind you that a number of our comments today constitute forward-looking statements and are subject to risks and uncertainties. We disclaim any obligation to update any such forward-looking statements to reflect events or circumstances that occur after today. Our actual results may differ materially from those set forth in any forward-looking statements. Please refer to our reports filed with the Securities and Exchange Commission for discussion of factors that may cause such differences to occur. In addition, I would point out that our presentation today contains non-GAAP financial information which TSFG management uses in analyzing its performance. In particular, a number of measures presented are just GAAP information to present cash basis performance measures and to exclude the effects of non-operating items, such as merger related costs, gains or losses on asset sales, loss on early extinguishment of debt and other non-operating expenses. We believe that presentations of non-GAAP financial measures provide useful supplemental information and better reflect our core operating activity. However, these measures should not be viewed as a substitute for GAAP operating results and, furthermore, our non-GAAP measures may not necessarily be comparable to non-GAAP performance measures of other companies. Now I would like to turn the presentation over to our President and Chief Executive Officer, Mack Whittle.


MACK WHITTLE:
Thanks Mary and good morning. I want to thank everyone for joining us today. We are very excited about our merger with Florida Banks as will be evident from our comments this morning. Florida Banks fits into our franchise exceptionally well. As a shareholder of Florida Banks since its founding in 1997, we are partnering with the management team and with a company that we know quite well. Florida Banks' merger is expected to close in July 2004, concurrent with our pending merger with CNB Florida. Both of these companies are headquartered in Jacksonville. Once both mergers are complete, we expect to have 58 branches and over $4b in assets in Florida. We will be #6 in deposit share in the North East to Central Florida market and #17 in deposit share for the entire Florida market. On page 4 of our slides, we have summarized the transaction. We are acquiring Florida Banks for 100% stock at a fixed exchange ratio of 0. 77. As of yesterday's close, this represents a price per share for Florida Banks of $22. 84, with a total deal value of approximately $169 million. We have completed due diligence. Given our pending merger with CNB Florida, The South Financial Group team spent considerable time understanding Florida Banks' business and how Florida Banks would fit into The South Financial Group. The ensuing integration should not be a distraction for us from delivering from the stated goals we made earlier last year. Here is why this acquisition is an outstanding opportunity for The South Financial Group shareholders: First, as you can see, our acquisition with Florida Banks is very similar in structure, terms and overall strategic fit with our previously-announced acquisition of CNB Florida. That announcement was in January of this year. Florida Banks and CNB Florida are complementary rather than overlapping. We are combining the lending strengths of Florida Bank with the strong retail network of CNB Florida. Secondly, we are acquiring an exceptional loan generation platform run by one of the most talented banking teams in Florida. Third, this advances our stated goals of continuing to grow in Florida. With this acquisition, approximately 39% of The South Financial Group's total deposits will be in high growth Florida markets. Fourth, we believe the integration risk is minimal, given our strategies and our complementary cultures and the historical association we have with the Florida Banks. It is also helpful and important to note, that Florida Banks and CNB Florida use the exact same operating system, so that too should be a factor in minimizing the integration risk. Lastly, one of the key opportunities in this merger is to capitalize on Florida Banks' funding situation. If you normalize their funding costs to be in line with The South Financial Group's cost of funds, which can readily be done, we will save approximately $4.6 million per year. In reality, this merger makes sense without considering these funding cost savings. With the funding cost pick-up, it becomes even more compelling. One of the reasons I feel confident about this acquisition is that our management team knows the Florida Banks very well. The South Financial Group was one of the original shareholders in Florida Banks back in 1997. Florida Banks has assembled a very impressive management group and core lending team consisting of Florida industry veterans from large successful institutions, such as Barnett and SouthTrust. The commercial loan relationships and loan growth generated by this team is outstanding and offers us a great opportunity in Florida. With this acquisition, not only are we growing in Florida, but we are growing in the right markets in Florida. As summarized on page 7, Florida Banks provides us with greater access to larger metropolitan markets in Florida with superior business growth dynamics. Consistent with our stated Florida acquisition strategy, Florida Banks is primarily concentrated in our targeted markets of Central and Northern Florida. As you can see on page 8, with our acquisition of Florida Banks and CNB Florida, we will be the sixth largest bank in the North East Central Florida region. I want to reiterate that not only is Florida Bank a great business, it is also a strategic fit for The South Financial Group, combining our extensive range of products and strong core deposit base with their loan generation capabilities. Our company has great potential and a strong management team focused on realizing that potential for our shareholders. Florida Banks' branches are financial centers and loan production offices as opposed to the traditional branches. As you can see on page 9, Florida Banks' office in Tampa will be surrounded by a support network of existing South Financial Group retail branches. That same situation exists in Jacksonville, Orlando and Gainesville. The potential for us to expand the services that together we offer our customers is tremendous and the results will be very dynamic for this franchise. We have previously stated that over the next three to five years we would like for Florida to be equal in size to our South Carolina operation. This goal was one of the key drivers in the acquisition of CNB Florida, just as is now with the Florida Banks. Following the acquisition of Florida Banks and CNB Florida, 39% of The South Financial Group's total deposits will reside in Florida. As you can see, Florida Banks offers The South Financial Group a strong foothold in some of Florida's fastest growing and most attractive markets. Florida Banks' loan growth, summarized on page 13, illustrates why we think so highly of Florida Banks' management team. It is quite impressive what Charles Hughes and his team have accomplished in terms of loan growth. Over the past five years, Florida Banks grew at an annualized rate of 44% with growth geographically diversified throughout its markets. Like CNB Florida, Florida Banks is a growth company in growth markets, the ideal opportunity for us. One of the key aspects of this acquisition is the opportunity to change how Florida Banks has funded its loan growth. Given its limited branch infrastructure, Florida Banks has relied primarily on wholesale funding. We are confident that we can wrap our branch network around Florida Banks' financial centers and that will result in funding costs more in line with the peers and more in line with what The South Financial Group's current funding costs are. We are confident that this will happen in several ways. First Florida Banks' brokered CDs mature over the next several years and we will replace that funding with our core deposits. Second, we will offer Florida Banks' customers greater deposit products, offering an enhancing banking convenience through more locations. Thirdly, the new loan growth will be funded with a greater mix of low-cost deposits. We expect to see significant improvement also in Florida Banks' efficiency ratio as well as in its net interest margin expansion when we combine the two companies. This should make this merger both a strategic and a financial win for The South Financial Group's shareholders. As you can see by the pricing comparison on page 17, we continued to remain price disciplined. This transaction compares favorably to other recent similar sized Florida transactions on a book, deposit and asset basis. Given that the focus and growth characteristics of Florida Bank are different than the targets of many of the other Florida transactions, we thought it would make sense to show the resulting PE two ways. First is on a stand alone basis, and the one below that is adjusted for the earnings for a more normalized funding base. As I mentioned earlier, we have completed our due diligence and are, along with the Florida Bank team, comfortable with the financial assumptions for the transaction, which are summarized on page 18. Furthermore, as I indicated earlier, we know this business and management team very well. We have all examined how Florida Banks, CNB Florida and The South Financial Group fit together and have come up with a plan to drive our business forward. Mike Sperry led the effort to review the credit side and was pleased with his findings. What we are showing today are realistic cost savings, meaningful upside from shifting Florida Banks' funding strategies to one more in line with The South Financial Group and no revenue enhancements. We expect to record approximately $125 million in goodwill, a $6.5 million core deposit intangible and $3.5 million in other identifiable intangibles. This acquisition is expected to be cash accretive in 2005. Page 19 summarizes these calculations. On page 20 we have highlighted the impact of the anticipated funding cost savings which makes our merger even more accretive and more compelling. Florida Banks is an outstanding merger with the management team that we know very well. They bring proven high quality loan production strength that complements our existing retail strategy and with this merger we solidify our growing presence in the robust Northeast and Central Florida markets. That concludes the prepared part of our remarks. Mike Sperry is here and Bill Hummers and myself to answer any questions that you might have.


OPERATOR:
Thank you. We will now begin the question and answer session. If you would like to ask a question please press `*1', you will be prompted to record your name. To withdraw your question you may press `*2'. Once again, if you would like to ask a question, please press `*1'. One moment please for the first question. Our first question comes from Todd Hagerman of Fox-Pitt. Sir you may ask your question.


TODD HAGERMAN:
Mack I have a couple of questions. The first is with respect to Florida Banks' wholesale mortgage operation. What are your thoughts there, given the current environment, the size of your institution and the pricing dynamics in the secondary mortgage market right now? Is that something that you intended to keep or build upon or any thoughts in terms of where that thing goes at this standpoint?


MACK WHITTLE:
We have a fairly large retail mortgage origination network throughout our existing South Financial Group, both Mercantile and Carolina First. So the wholesale piece of what they bring, we think again is a really natural fit. They have limited retail. CNB has limited retail. So we want to expand the retail piece, but the wholesale aspect of what they are doing we think really offers some interesting dynamics for us going forward. This was really a bonus in addition to what we got from the balance of the company. We have expanded our mortgage originators as you know. In 2003, we virtually doubled the number we had in the market places that we were in, and this will give us obviously some more markets, and some wholesale experience and expertise that ought to improve the profitability of what we are doing on a retail basis.


TODD HAGERMAN:
Great. With Bill there, talk a little bit more about the balance sheet impact? You talked a little bit about the funding, if you could go into a little bit more detail in terms of Florida Banks' balance sheet, particularly on the asset side on a pro forma basis, how that is going to -- any changes or repositioning that you might do and what South Financial Group is going to look like? I talk with reference to the securities portfolio, reserve and any potential asset sales that might be contemplated that you can talk about?


WILLIAM HUMMERS:
Right at this minute we don't expect any asset sales. I think the balance sheet fits very well. Obviously what this does is accomplish one of the things that our strategic plan talked about for this year, which is to reduce the securities as a percent of total assets by adding these loans in and that will be very positive in that way. Also, on the funding side, approximately half of their loans or half of their deposits are CDs greater than $100,000 and we feel very confident that we can reduce this, as I think we say in the slide presentation, about 46 basis points. They have an average cost of funds about 2.20% and our average cost of funds is about 1.57% I think, so we can come out and reduce that, bring that down to our level within the first 18 months of acquiring them and that gives us a real boost in the [markets] in Florida.


TODD HAGERMAN:
Do you intend to do that? Is that going to be a combination through purchase accounting, adjustments or re-price?


WILLIAM HUMMERS:
I think it will be accomplished through a number of items as Mack pointed out. Obviously as they run off we will replace the CDs. Second, purchase accounting will have some impact on that, and thirdly we will go in there and we will look at opportunities to do things to their balance sheet right now that they don't have, such as international markets, such as maybe possibly doing interest rate swaps on their brokered CDs, in order to bring that rate down. So, it will be a combination of things, time, and the back balance sheet, the purchase accounting adjustments and our greater access to the national markets in order to accomplish that more quickly than you would with just maturities.


TODD HAGERMAN:
Just quickly on the reserve position. They have around a 1.20% reserve, how do you see that folding into the mix?


MACK WHITTLE:
I'd like Mike Sperry answer that if you're okay with that.


MICHAEL SPERRY:
Todd when you look at the reserve you see 1.20%. We exclude the mortgages held for sale in that calculation. So if you exclude that it was 1.31% at the end of the year. Our analysis shows that the reserve may go up a little bit, but not materially. We go through a process of transforming their risk ratings to our risk ratings. Our risk ratings are a default risk rating, more conservative we think than most banks, and that was the finding we had there. We balanced that against our reserve allocation model and came back with a "how does it look if we were doing it today in our bank?" The conclusion is that it is going to go up a little bit from year end. It has already gone up internally in the bank a little bit, so they are different to where they are today and where we would put it if we merged them today is not material.


TODD HAGERMAN:
Great. Thanks very much.


OPERATOR:
Kevin Reynolds with Morgan Keegan you may ask your question.


KEVIN REYNOLDS:
I have a couple of questions. I tried to follow along as quickly as I could in the presentation. On the cost savings number I think you said 25% Mack?


MACK WHITTLE:
Yes roughly 25%.


KEVIN REYNOLDS:
Okay. Can you tells us how that might be achieved, because on a bank that is this small it seems to me that that might be a little bit of a difficult number to achieve?


MACK WHITTLE:
Well, historically this is larger than our normal acquisition and we have a history of +30% in cost saves in acquisitions. We normally do 20% to 25% when there is no overlap and there is some overlap here. Obviously there is some systems overlaps that will have some material cost saves in it. Historically we have done better than 25%. Again, as I tried to point out, we try to be conservative in these assumptions. These are assumptions that we have run through our earnings model to make sure that it is in fact accretive to the guidance that we have given to the street and that they are achievable well within the time frame that we put here.


MICHAEL SPERRY:
Excuse me Mack. Kevin if you look on page 18 we weigh them out into three big categories. The largest single category obviously is salaries and benefits. We expect to save on an annualized basis about $4.8 million on that. On data processing and fees and [indiscernible] we expect $1.6 million and then other operating, which is made up of everything else, we expect an additional $1.6 million in cost saves.


MACK WHITTLE:
When we do these cost saves, we do these in conjunction with the company we are acquiring. So, these are not numbers that we have put in place independent of any discussions. These are round-the-table discussions with the bank that is being acquired, and there is concurrence on the numbers, and we get down to the very specifics before we get to this stage in a transaction.


KEVIN REYNOLDS:
Okay. Another point, did I hear you correctly that relative to the guidance that you have given to the street, that you believe this acquisition will be accretive, earnings per share?


MACK WHITTLE:
Yes.


KEVIN REYNOLDS:
When you say that is that 2004 or 2005?


MACK WHITTLE:
Both of these transactions will close in July. We will close these simultaneously in July. What we have told the street is that we will give you at least two clean quarters, and if we are going to do an acquisition there will be at least two clean quarters between those. So we will have the first and second quarter of this year that will be clean, having followed the MountainBank acquisition in October and the equity offering in early November. So, the first and second quarters are clean. We will do these in the early part of the third quarter. There will obviously be merger noise in the third quarter, hopefully that will be minimized in the fourth quarter and there will be at least two clean quarters going forward before we will consider any other potential acquisitions. So, we are pretty much out of the acquisition market now for some time.


KEVIN REYNOLDS:
Okay. Well that actually answered my next question, as to whether or not you might slow down a bit in the near term and focus on these integrations and getting everything--


MACK WHITTLE:
That is precisely what we will do. If you look at Q4 2003 and look at the efficiency ratio, we merged MountainBank in, in early October and for the fourth quarter the efficiency ratio was not materially impacted. That efficiency ratio should be better in the first quarter. It should be more normalized I will even say in the first quarter, which says that we were able to integrate, get the cost saves out of a $1 billion acquisition and move on. So, our ability to integrate, get cost saves, and combine the cultures is becoming more routine and a line of business for us, and something that we can do fairly quickly and fairly seamlessly. As long as it doesn't exceed 10% to 15% of the total asset size, and that is where these two combined companies are.


KEVIN REYNOLDS:
Okay. I have one last question, I will let others come on if they need to. As far as the senior management, senior lenders, specifically Florida Banks, given that it is a lending machine, have you locked up the majority of those? Can you give us maybe a number as far as the senior management there and the senior lenders, as to who will be staying?


MACK WHITTLE:
Charles Hughes is going to be around for a couple of years. He has committed that to us, and then we are working with a number of the lenders. Ironically as I mentioned in this, most of these folks all worked together. The gentleman that is President of our Florida Bank was at Barnett and all of these guys worked together at Barnett Banks. If you look at our top management team within The South Financial Group, six of them came from the old Barnett. So, this is really just reassembling a lot of what was the old Barnett. So, culturally, socially these folks all know each other and have worked together. In many cases they have worked for and with each other before in these markets.


KEVIN REYNOLDS:
Okay, thank you.


OPERATOR:
Jeff Davis with FTN Securities you may ask your question.


JEFF DAVIS:
Most of my questions have been covered, but Mack since Florida Banks had some offices down in the Fort Lauderdale area, does your interest in other areas of geography of Florida is that changing, or is that still primarily Central and North East?


MACK WHITTLE:
It is still principally Central and Northern Florida. We are going to look at Fort Lauderdale and the bulk of West Palm area as we did the Virginia area when we did MountainBank. We are going to study it, and if it makes sense, if the markets are similar and the cultures are similar, then we will consider, and that will take place probably over the next several weeks and months. Obviously we know those are growth markets, we know they are very attractive markets so getting in or getting out will be a decision we will make probably in the next month or so.


JEFF DAVIS:
Okay. Then another geography [question], the pan handle is not really on the radar screen?


MACK WHITTLE:
Not really on the radar screen. We have got 2% of market share in Orlando and 2% of market share in Tampa and 1% of market share in Jacksonville. Pre-CNB and pre-Florida Banks we are still going to be under 5% share in all of those. We need to focus on trying to build that share primarily before we start expanding our footprint too much.


JEFF DAVIS:
Okay.


MACK WHITTLE:
We're trying to stay focused and disciplined and do what we say we are going to do. As all of you know, acquisitions come when they come, they don't necessarily come when you want them to come. It would have been very nice for this one to have happened or been announced sometime in September, but it just didn't happen that way. So we were able to fit the two together, close them simultaneous, have two companies that on the identical operating platform, which makes it look more like one transaction from an operations standpoint than two, that we will be integrating. We are comfortable with that.


JEFF DAVIS:
Okay. Acquisitions aside Mack, I assume you have got February numbers in?


MACK WHITTLE:
We do.


JEFF DAVIS:
How has loan demand progressed?


MACK WHITTLE:
I think we told everyone that we were looking for strong double digit loan growth and I think through February on an annualized basis we were 17% to 18% companywide.


JEFF DAVIS:
Okay.


MACK WHITTLE:
So it has been very strong and that is very geographically dispersed. North Carolina, South Carolina, and Florida all are doing quite well. We are seeing good strong loan growth and continue to have a good pipeline out there from talking to our folks. Again, this is something we look at on a weekly basis. Something that we measure and monitor based on each market in the company.


JEFF DAVIS:
You may not be able to read it that precise, but as we get into March, does it feel like things are picking up or holding? You're marking it out at a pretty good pace?


MACK WHITTLE:
The pipeline looks as strong now or maybe a little stronger now than it did earlier in the year. So, we are seeing -- even the mortgage origination piece of it seems to be coming back for us.


JEFF DAVIS:
Okay, very good. Thank you.


OPERATOR:
Gary Tenner with Robinson-Humphrey you may ask your question.


GARY TENNER:
Basically all of my questions have been answered, but I will ask just briefly. On the timing of the merger charges and the direct acquisition costs, should we expect most of those to be in the third quarter?


MACK WHITTLE:
Yes, most of those should be in the third quarter.


GARY TENNER:
Okay.


MACK WHITTLE:
Hopefully these acquisitions will look, from a timing standpoint, very similar to MountainBank. Where we will begin to get the saves in and be able to do some things right at closing. So, if we close one of these transactions early in the quarter, then we can contain most of it in that quarter, and that is what our goal is on this one.


GARY TENNER:
Okay. Thank you.


OPERATOR:
Jefferson Harralson of KBW you may ask your question.


JEFFERSON HARRALSON:
I just want to get a number checked and then ask a question. Was the total intangibles created here $135 million by your estimations? $125 million for goodwill and $6.5 million for CDI and $3.5 million for other intangibles?


BILL HUMMERS:
Yes, that is correct.


JEFFERSON HARRALSON:
My second question is, merging CNB and Florida Banks into Mercantile, you have got some pretty serious senior management of all three banks now in the Jacksonville area and in the Tampa area. I guess, how are you going to knot all that together? Are you going to make announcements on who is going to run each city, or how does the management shake out from the three banks becoming one?


MACK WHITTLE:
This is Mack and I am in Florida today and we are having these conversations as we speak. The organizational chart at least at that level is already put together and we are communicating that to all the employees today. What we are able to do now because the Florida part of the franchise is beginning to be a more complete bank with retail and commercial, we are able to structure it more like we structured South Carolina. In South Carolina we have what we call the corporate side of the bank and where the larger commercial loans are, which is primarily what Florida Banks has done. Florida Bank lenders will report up to Charlie and will be in the corporate bank, in the exact same structure that we now have in the South Carolina Bank. Then ultimately Charles will report to Andy Cheney who is President of Florida Bank. That is a structure that we have had in South Carolina now for about three years and have found it to be a very successful structure. We support that with treasury management products and some of the corporate products that we have been able to roll out here in the last couple of years. So, as the people come together it fits very well. In Tampa for instance, their presence in Tampa was a loan production, more of a corporate commercial lender. Our presence in Tampa was through the Central Bank of Tampa and the original Mercantile Bank, Gulf West Banks and they were predominantly retail. We now have 20 offices and $1b in assets in deposits in the Tampa market, but we had limited corporate business and this will give us the opportunity to leverage that side of it and to use our branch network as a funding source for this commercial loan growth.


JEFFERSON HARRALSON:
Thank you.


OPERATOR:
John Kline with Sandler O'Neill you may ask your question.


JOHN KLINE:
A quick question for you. You touched on it earlier, but purchase accounting adjustments. It sounds to me as if maybe some of the funding there is above market rate? Is that true?


WILLIAM HUMMERS:
Are you saying that some of their funding, the funding that they are doing is above market rates? That's absolutely correct.


JOHN KLINE:
Yes. So I would think you'd have an opportunity with purchase accounting adjustments to obviously increase your goodwill and enhance your earnings through accretion of a discount?


WILLIAM HUMMERS:
Yes sir that will occur on the liability side. However, there will be some off setting adjustments on the asset loan side that would not make that 100% of that adjustment on the liability side will not follow through because there will be adjustments also for purchase accounting on the asset side that will offset that.


JOHN KLINE:
They generally have above market priced loans?


WILLIAM HUMMERS:
They have above market loan pricing, yes sir.


JOHN KLINE:
Okay, interesting. So, I would think hopefully net, net, have you included purchase accounting adjustments at all in your pro formas?


WILLIAM HUMMERS:
No sir.


JOHN KLINE:
Okay.


WILLIAM HUMMERS:
We have not completed the study yet - I mean a thorough study.


JOHN KLINE:
Okay, I understand. Okay, one more question was this a...?


MACK WHITTLE:
John I think your question - if it can happen quicker through purchase accounting then it will happen quicker. If it just runs its normal course, which is the way we have looked at it, that could be 18 months from now. The assumption we have made is that it runs its course over 18 months and that we normalize their funding to our funding, and that is where we get the $4.6 million.


WILLIAM HUMMERS:
One of the other things, as I mentioned to a similar question earlier is we have got access to national markets and other products that may allow us, such as interest rate swaps, that may allow us to be able to do this quicker anyway.


JOHN KLINE:
Okay, understood.


MACK WHITTLE:
One thing John, you didn't ask this, but I think it does probably warrant being said. We have set a number of objectives with our financial plans that we rolled out in September. One of which was that we would keep the tangible equity to asset ratio above 6% and this transaction pro forma's above 6%. So we are able to do that. When we model this transaction --we model it even with the CNB Florida in the core South Financial Group-- it still allows us to meet those financial goals. The assumption here with the Florida Banks is that we are able to normalize that efficiency ratio over a reasonable period of time, down closer to where our efficiency ratio is.


JOHN KLINE:
One more question if I may. Was the deal negotiated, or was it an option?


MACK WHITTLE:
I don't know. You will have to ask the bankers involved.


JOHN KLINE:
I can't talk to them.


MACK WHITTLE:
As you know we were Florida Banks' largest shareholder. We were involved with Florida Banks when they originally went public and owned 4.9% of the company. Over the years, through various equity offerings and preferred offerings our [percentage of their total equity] got close to 10%. So we knew them quite well. They were in the process of an equity offering. They were along the road of doing an equity offering and, I think as they looked at raising equity, I think one of the things they asked themselves is now the time to exit? We got a telephone call and had a discussion and we were at a point where again it would have been nice to have had this one later on in the year, but if we had waited later on in the year they would have had more equity and it wouldn't have worked the way it works today. But they elected not to proceed with the equity offering but to look at selling and having our companies join up together. So, whether others were involved I am really not certain.


JOHN KLINE:
Okay. Thanks a lot Mack.


OPERATOR:
Jeff Hayden with JP Morgan you may ask your question.


JEFF HAYDEN:
All my questions have been answered thanks.


OPERATOR:
Kevin Reynolds of Morgan Keegan you may ask your question.


KEVIN REYNOLDS:
I have another question here you guys if that's okay? This is a little bit beyond this particular merger, but something that we talked about on the conference call for earnings, then a follow up disclosure in the 10-K with respect to that letter of credit that was not called. I think you said in the K that you believe now that it may be called in Q1, is that correct?


MACK WHITTLE:
Mike do you want to answer that?


MICHAEL SPERRY:
Yes that is correct.


KEVIN REYNOLDS:
Okay. Now assuming that that does happen, the language I was a little confused on, it said net of collections and charge-offs, about half of it could be expected to go on non-accrual status. Could you provide anything else with respect to the language net of collections and charge-offs, just the sort of magnitude or what actually happens to the other 50%?


MICHAEL SPERRY:
Approximately $3 million of it will be in non-accrual. Was that your question?


KEVIN REYNOLDS:
Okay, so $3 million are non-accrual, and just doing the basic math, that leaves $5.6 million that either is collected or charged-off or a combination of both?


MICHAEL SPERRY:
Correct. $4 million of it will be collected in cash, that's roughly half of it. About $1 million will be written down and $3 million will be in non-accrual. Those are round figures. Those are our estimates at this point.


KEVIN REYNOLDS:
Okay. Thanks a lot.


OPERATOR:
Once again, if you would like to ask a question please press `*1'. To withdraw your question please press `*2'. Once again, if you would like to ask a question please press `*1'. John Kline of Sandler O'Neill you may ask your question.


JOHN KLINE:
Just a quick follow up. Mack you indicated loan growth through February is very strong % to 18%. I am curious, are you funding that wholly through deposits or are you also funding that through securities run down, like you have indicated in the past?


MACK WHITTLE:
A combination of both.


JOHN KLINE:
Okay, so it would be fair to say we could expect to see the securities to asset ratio--?


MACK WHITTLE:
Our commitment was that it would begin to come down quarter by quarter, maybe not material but you would begin to see improvement in that.


JOHN KLINE:
Okay, great. Thanks.


OPERATOR:
At this time there are no further questions.


MARY GENTRY:
I want to thank everyone for joining us this morning and this concludes our conference call for this morning. Thank you.


OPERATOR:
If you wish to call in on the replay for today's call the phone number is 800 873 2051. Once again the replay number for today's call is 800 873 2051. The toll number is 402 220 5370. Thank you. You may disconnect at this time.

[THE SOUTH FINANCIAL GROUP, INC. LOGO OMITTED]
                                                           104 South Main Street
                                                            Greenville, SC 29601
                                                                    864.255.4919

NEWS RELEASE

DATE:             March 17, 2004

RELEASE TIME:     Immediate

               THE SOUTH FINANCIAL GROUP TO ACQUIRE FLORIDA BANKS;
                    DYNAMIC LENDING IN FLORIDA GROWTH MARKETS

GREENVILLE, SC - The South Financial Group, Inc. (Nasdaq/NM: TSFG) today announced a definitive agreement to acquire Florida Banks, Inc. (Nasdaq/NM:
FLBK), headquartered in Jacksonville, Florida, in an all stock transaction valued at approximately $169 million. Florida Banks operates 7 banking centers in 7 counties and has approximately $944 million in assets at December 31, 2003. Post merger, Florida Banks' operations will be conducted through TSFG's Florida banking subsidiary, Mercantile Bank.

Florida Banks, founded in 1997, has offices in Tampa, Jacksonville, Alachua County (Gainesville), Broward County (Ft. Lauderdale), Pinellas County (St. Petersburg/ Clearwater/Largo), Marion County (Ocala), and West Palm Beach. These markets represent some of Florida's largest, most dynamic and fastest-growing markets.

The Florida Banks merger is expected to close in July 2004, concurrently with TSFG's pending merger with CNB Florida Bancshares, Inc., which is also headquartered in Jacksonville, Florida. Once both mergers are complete, Mercantile Bank is expected to have 57 branches, approximately $4 billion in assets, the #6 deposit market share in Northeast/Central Florida, and the #17 deposit market share in Florida. With the Florida Banks and CNB Florida mergers, The South Financial Group's Florida deposits represent approximately 39% of TSFG's total deposits.

"We have been a shareholder in Florida Banks since its founding and know the management team very well," said Mack I. Whittle, Jr., President and CEO of The South Financial Group. "We have built our Florida franchise by bringing together strong banks and management teams who share our vision of delivering outstanding, personalized service to customers. Florida Banks fit into this franchise is exceptional. The benefits of the merger extend beyond the seamless geographic fit and the ability to deliver our services through top-notch employees. Florida Banks brings a unique, high-touch lending strategy that we believe will enhance our own lending efforts in all our Florida markets. Also, given how well our current branch network surrounds Florida Banks' banking centers, we will be able to offer a much broader range of banking products to Florida Banks' loyal customer base. It's a compelling match for our company and one that will be additive to long-term shareholder value."

Whittle continued, "While our desire to achieve scale in key Florida markets is important, we remain committed to doing so only in a manner that adds to shareholder value. Our merger with Florida Banks is consistent with our disciplined acquisition criteria. As we've previously stated, we will only do mergers that are accretive to earnings per share in the first year, enhance our three-year goals, and strengthen our geographic franchise. Given our pending merger with CNB Florida, TSFG's team spent considerable time understanding Florida Banks' business, how Florida Banks would fit into TSFG, and ensuring that the integration would not distract us from delivering our stated goals. We are confident that our track record of successful integration will continue. Furthermore, completing the two mergers in tandem should work very well since Florida Banks and CNB Florida's business focuses are complementary, rather than overlapping. In addition, they are on the same operating system."

Charles E. Hughes, Jr., President and Chief Executive Officer of Florida Banks, stated, "The Florida Banks' team is very enthusiastic about becoming part of The South Financial Group. Our management team and Board respects what TSFG has accomplished in Florida. Our companies operate in many of the same markets and we are very familiar with TSFG's employees from working together at various stages in our careers. Both Florida Banks and TSFG share a focus of delivering exceptional service to small and medium-sized businesses located in high-growth markets. We have said that if we were to ever merge with another institution that it would be in a scenario where our level of customer service would not diminish. TSFG is one of only a few institutions, if not the only one, where the level of service will actually be enhanced. We look forward to being a significant contributor to the on-going success of The South Financial Group. This is a winning combination for our shareholders, our customers, and the communities we both serve."

"I have been involved in Florida banking for 30 years," said Andrew B. Cheney, President of Mercantile Bank, TSFG's Florida banking subsidiary. "I came to The South Financial Group knowing that we could create a community-oriented bank that provided a broad array of products with a level of service and convenience to a customer base that was no longer being well served by the larger banks. We have had tremendous success toward achieving these objectives. I can not say enough good things about how well-rounded the franchise will be with the additions of CNB Florida and Florida Banks. We have solidified our presence in the robust Northeast Florida markets and have added additional high quality loan production strength throughout our Florida franchise. The potential of those additions, with our already strong franchise, is really powerful."

Under the terms of the agreement, Florida Banks' shareholders will receive 0.77 shares of The South Financial Group for each share of Florida Banks. Based on TSFG's closing price of $29.66 on March 17, 2004, this represents $22.84 for each common share of Florida Banks. The transaction is subject to regulatory and Florida Banks' shareholder approvals.

Assuming expense savings of 25%, the merger is expected to be cash accretive in 2005. While not factored into this accretion, TSFG has identified over $4 million in annual interest expense savings from shifting Florida Banks' funding strategy to one more consistent with TSFG.

The South Financial Group is a financial services company headquartered in Greenville, South Carolina, which had total assets of approximately $10.7 billion at December 31, 2003. TSFG operates two primary subsidiary banks, Carolina First Bank and Mercantile Bank, which conduct operations through approximately 135 branch offices in South Carolina, Florida and North Carolina. Carolina First Bank, the largest South Carolina-based commercial bank, operates in South Carolina and North Carolina and on the Internet under the brand name, Bank CaroLine. Mercantile Bank operates in Florida, principally in the Jacksonville, Orlando and Tampa Bay markets. The South Financial Group's common stock trades on the Nasdaq National Market under the symbol TSFG. Press releases along with additional information may also be found at The South Financial Group's website: www.thesouthgroup.com.

TRANSACTION SUMMARY
Implied price per Florida Banks
  common share1                     $22.84

Aggregate transaction value1        Approximately $169 million

Form of consideration               100% common stock

Fixed exchange ratio                0.77 TSFG shares per Florida Banks share

Break-up fee                        $5 million

Expected closing                    July 2004

Anticipated merger cost savings     Approximately $8 million pre-tax fully
                                    phased in by 2005, or 25%

Florida Banks options               To be converted into the right to purchase
                                    TSFG common stock based on the exchange
                                    ratio

Due diligence                       Completed

Walk-away provision                 Double trigger: TSFG declines 10% relative
                                    to an index and 15% absolute with TSFG
                                    retaining right to fill gap

Required approvals                  Regulatory approval; Florida Banks'
                                    shareholder approval

PRICING OVERVIEW
Premium to 3/17/04 close                               18.9%
Price to adjusted 2004 EPS ($0.81)(2)                  28.0x
Price to adjusted 2004 EPS/2004 EPS growth
  (PEG ratio)                                          1.08x
Price to adjusted 12/31/03 book value ($7.87)3         2.90x
Price to adjusted 12/31/03 tangible
  book value ($7.87)(3)                                2.90x
Pro forma tangible equity to tangible
  assets at closing (07/04)                            6.15%

Notes:
(1) Based on TSFG's 3/17/04 closing stock price of $29.66 per share after cancellation of 291,500 Florida Banks common shares and $5 million of Florida Banks preferred shares owned by TSFG.
(2) Excludes the impact of preferred dividends for Florida Banks preferred shares owned by TSFG.
(3) Includes the impact of the preferred converting into common shares.

CONFERENCE CALL / WEBCAST INFORMATION
-------------------------------------
The South Financial Group will host a conference call on Thursday, March 18, 2004 at 9:00 a.m. (ET) to discuss the acquisition of Florida Banks and answer analyst questions. It will also provide a live webcast of the call, which may be accessed through The South Financial Group's Internet site at www.thesouthgroup.com under the Investor Relations tab. Additional material information, including forward-looking statements such as future projections, may be discussed during the presentation. To participate in the conference call, please call 1-888-405-5393 or 1-484-630-4135 using the access code "The South." A 7-day rebroadcast of the call will be available via 1-800-873-2051 or 1-402-220-5370. The South Financial Group will also provide a copy of the presentation in the Investor Relations section of its website.

Certain matters set forth in this news release may contain forward-looking statements that are provided to assist in the understanding of anticipated future financial performance. These statements, as well as other statements that may be made by management in the conference call, include, but are not limited to, factors which may affect earnings, return goals, expected financial results for mergers, estimates of merger synergies and merger-related charges, and credit quality assessment. However, such performance involves risks and uncertainties, such as market deterioration, that may cause actual results to differ materially from those in such statements. For a discussion of certain factors that may cause such forward-looking statements to differ materially from TSFG's actual results, see TSFG's Annual Report on Form 10-K for the year ended December 31, 2003. The South Financial Group undertakes no obligation to release revisions to these forward-looking statements or reflect events or circumstances after the date of this release.

The foregoing may be deemed to be offering materials of TSFG in connection with TSFG's proposed acquisition of Florida Banks, on the terms and subject to the conditions in the Agreement and Plan of Merger, dated March 17, 2004, between TSFG and Florida Banks. This disclosure is being made in connection with Regulation of Takeovers and Security Holder Communications (Release Nos. 33-7760 and 34-42055) adopted by the Securities and Exchange Commission ("SEC"). Shareholders of Florida Banks and other investors are urged to read the proxy statement/prospectus that will be included in the registration statement on Form S-4, which TSFG will file with the SEC in connection with the proposed merger because it will contain important information about TSFG, Florida Banks, the merger, the persons soliciting proxies in the merger and their interests in the merger and related matters. After it is filed with the SEC, the proxy statement/prospectus will be available for free, both on the SEC web site (http://www.sec.gov) and from TSFG and Florida Banks as follows:
          Mary M. Gentry, Investor Relations, The South Financial Group, 102 South Main Street, Greenville, SC 29601, Phone: (864)
255-4919, mary.gentry@thesouthgroup.com.
         T. Edwin Stinson Jr., Chief Financial Officer, Florida Banks, Inc., 5210 Belfort Road, Suite 310, Jacksonville, FL 32256, Phone: (904) 332-7772, estinson@flbk.com

In addition to the proposed registration statement and proxy statement/prospectus, TSFG files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information filed by TSFG at the SEC's public reference rooms at 450 Fifth Street, N.W., Washington, D.C., 20549 or at the SEC's other public reference rooms in New York and Chicago. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. TSFG's filings with the SEC are also available to the public from commercial document-retrieval services and on the SEC's web site at http://www.sec.gov.

CONTACTS:
         William S. Hummers III, Vice Chairman and CFO, (864) 255-7913 Mary M. Gentry, Director of Investor Relations, (864) 255-4919

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